                 Invesco Mortgage Capital Inc.
                 Two Peachtree Pointe
                 1555 Peachtree Street, N.E.
                 Atlanta, GA 30309
                 Telephone 404-479-1095

                 www.invescomortgagecapital.com

August 16, 2013

VIA EDGAR

Ms. Cicely LaMothe
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 001-34385

Dear Ms. LaMothe:

This letter sets forth the responses of Invesco Mortgage Capital Inc. (the “Company”) to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated July 22, 2013, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) of the Company filed with the SEC on March 1, 2013.

For ease of reference, we have included the Staff’s comments in bold preceding each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 46

1.
We note you generally just reference your notes to the financial statements when discussing your critical accounting policies within your MD&A. Please note that the discussion of critical accounting policies in MD&A should present an analysis of the uncertainties involved in applying a principle while the accounting policy note in the financial statements should describe the method used to apply the accounting principle. Please revise future periodic filings accordingly. Reference is made Release No. 33-8350 “Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations”.

Response:

The Company will enhance its MD&A disclosure in future filings to include additional discussion of the uncertainties involved in applying the Company’s critical accounting policies.

Consolidated Statements of Operations, page 69

2.
We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

Response:

The Company acknowledges the Staff's comment and after reviewing ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company has concluded that Dividends declared per common share should not be shown on the face of the Consolidated Statements of Operations in the Company's annual reports on Form 10-K, although the Company believes that under Regulation S-X 10-01(b)(2) this information should continue to be shown on the face Consolidated Statements of Operations in interim periods.

Note 2 – Summary of Significant Accounting Policies

Securities, page 75

3.
Please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your securities meet the criteria to be accounted for under ASC Topic 320-10 versus 325-40. Your expanded disclosures, and response, should address the following:

■ Evaluation process for securities purchased at par versus at a substantial discount

■   Use of ratings in determining the appropriate accounting and methodology for the final ratings utilized when multiple ratings are available. Please note that securities with a rating below AA at acquisition should be accounted for under the guidance outlined in ASC Topic 325-40.

■   For securities with split ratings (i.e. one below AA and others above AA), please describe the analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating. Your response should address split rating scenarios where you defer to a higher rating.
      In these situations, please describe the rationale and factors considered in determining that the higher rating is more appropriate.

Response:

As disclosed in the Form10-K, the Company invests in residential mortgage-backed securities (“RMBS”) for which a U.S. Government Agency guarantees payments of principal and interest (“Agency RMBS”).  In addition, the Company invests in RMBS that are not guaranteed or issued by a U.S. Government Agency (“non-Agency RMBS”) and commercial mortgage-backed securities (“CMBS”).

ASC Topic 320-10 applies to debt securities that are of “high credit quality”.  These include securities guaranteed by the U.S. government, its agencies or other creditworthy guarantors, or securities sufficiently collateralized to ensure that the possibility of credit loss is remote.  The Company accounts for its portfolio of Agency RMBS under ASC Topic 320-10 as outlined in the guidance.

The Staff has in the past indicated that only beneficial interests rated AA or better should be deemed to be of “high credit quality”.  Debt securities not considered of “high credit quality” should be accounted for under ASC Topic 325-40.  For non-Agency RMBS and CMBS, the Company does not use ratings in its analysis of credit quality but rather uses internal models to determine expected future losses.  The internal models analyze the individual loans underlying each security and evaluate factors such as delinquency status, loan-to-value ratios, property values, borrower credit ratings, occupancy status and geographic concentration to estimate the expected future cash flows and an expected yield.  The Company places reliance on this internal model in determining credit quality and the corresponding accounting treatment as it believes that the detailed analysis that it performs, in comparison to a rating agency’s global assumption approach, provides the Company with a more accurate view of expected credit losses. Since the Company does not believe ratings on their own are a proper indicator of credit quality and does not rely on them, the Company does not believe it is appropriate for it to use ratings as an indicator when determining the accounting treatment for a security.  As a result of our internal analysis, the Company has elected to account for all non-Agency RMBS and CMBS as not being of “high credit quality” and accounts for them under ASC Topic 325-40 regardless of the credit rating or whether a security was purchased at a premium or discount to par.

In future filings, the Company will enhance its disclosure regarding Significant Accounting Policies related to accounting for securities as outlined in this response.

Note 3 – Mortgage-Backed Securities, pages 78 – 82

4.	We note you use third party pricing services to price your securities. Please tell us and revise MD&A disclosures in future filings to address the following areas:

■ The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate value you use within your financial statements.
■ Whether and if so, how and why, you adjusted prices you obtained from pricing services.

■    The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

■    Describe any procedures you perform to validate the prices you obtain to ensure the fair value determination and its categorization within the fair value hierarchy is consistent with Topic 820 of the Accounting Standards Codification.

Response:

The Company will enhance its disclosure regarding how securities are priced in future filings consistent with the below response.

The Company generally obtains one price per instrument from its primary valuation service.  If this service cannot provide a price, the Company will seek a value from other vendors.  The valuation services use various observable inputs which may include a combination of benchmark yields, trades, broker/dealer quotes, issuer spreads, bids, offers and benchmark securities to determine prices.  Both the Company and the pricing vendor continuously monitor market indicators and economic events to determine if any may have an impact on the valuations.

Overrides of prices from pricing vendors are rare in the current market environment and with the assets the Company holds.  Examples of instances that would cause an override would be if the Company recently traded the same security or there is an indication of market activity that would cause the vendor price to be unreliable.  In the rare instance where a price is adjusted, the Company has a control process to monitor the reason for such adjustment.

To gain comfort that vendor prices are representative of current market information, the Company compares the transaction prices of security purchases and sales to the valuation levels provided by the vendors. Price differences exceeding pre-defined tolerance levels are identified and investigated and may be challenged. Trends are monitored over time and if there are indications that the valuations are not comparable to market activity, the vendors are asked to provide detailed information regarding their methodology and inputs. Transparency tools are also available from the vendors which help clients observe data points and/or market inputs used for pricing securities.

In addition, the Company performs due diligence procedures on all vendors on at least an annual basis. A questionnaire is sent to vendors which requests information such as changes in methodologies, business recovery preparedness, internal controls and confirmation that evaluations are generated based on market data. Physical visits are also made to each vendor’s office.

As described in Note 7 – “Financial Instruments”, the Company evaluates the source used to provide the market price for each security and makes a determination on its categorization within the fair value hierarchy.  If the price of a security is obtained from quoted prices for similar instruments or model-derived valuations whose inputs are observable, the security is classified as a level 2 security.  If the inputs appear to be unobservable, the security would be classified as a level 3 security.

5.
Your disclosures on page 81 speak generally that your unrealized losses on MBS-CMO, non-Agency RMBS, and CMBS were due to non-credit related factors such as interest rate spreads, prepayment speeds, and market fluctuations and that other factors considered in determining whether unrealized losses are other than temporarily impaired include the nature of the investment, the severity and duration of the impairment, and the cause of the impairment. Please provide to us and revise future periodic filings to include more specific information that provides sufficient information to allow financial statement users to understand your quantitative disclosures and how you determined that your unrealized losses are not other than temporarily impaired. Reference is made to paragraph 320-10-50-6(b) of the ASC.

Response:

The Company will enhance disclosures in future filings to further explain the factors underlying its quantitative analysis and how it determines that unrealized losses are not other-than-temporary impairments.

The Company assesses its investment securities for other-than-temporary impairment on at least a quarterly basis. When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either “temporary” or “other-than-temporary.” The Company evaluates each security that has had a fair value less than amortized cost for three or more consecutive months to perform analysis for other-than-temporary impairment.  This analysis includes evaluating the individual loans underlying each security to determine estimated future cash flows.  Individual loan characteristics reviewed include, but are not limited to, delinquency status, borrower loan-to-value ratios, current property values, credit scores, occupancy status and geographic concentration.  If the present value of the future cash flows discounted using the current yield is less than the amortized cost, the impairment is considered other-than-temporary.

Note 9 – Shareholders’ Equity

Dividends, page 92

6.	Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Response:

The Company will disclose the tax status of distributions in future Form 10-K filings.

*           *           *

In connection with responding to your comments, we acknowledge that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding this response, please call me at (404) 439-3228.

Sincerely,

/s/ Donald R. Ramon
Donald R. Ramon
Chief Financial Officer

cc:           Richard King, President and Chief Executive Officer
John Day, Chairman, Audit Committee
Rick Huff, Partner, Grant Thornton LLP